EXPLANATORY NOTE
This prospectus forms a part of registration statement on Form S-1 (File No. 333-278848), which was declared effective by the Securities and Exchange Commission on April 30, 2024 (the “April 2024 Registration Statement”). The April 2024 Registration Statement also constitutes Post-Effective Amendment No. 1 on Form S-1 to the registrant’s registration statement on Form S-1 (File No. 333-273029) (the “November 2023 Registration Statement”) and is being filed pursuant to the undertakings in Item 17 of the November 2023 Registration Statement to update and supplement the information contained in the November 2023 Registration Statement, as declared effective by the Securities and Exchange Commission on November 9, 2023.

Filed Pursuant to Rule 424(b)(5) Registration No. 333-278848 (Pursuant to Rule 429, also Registration No. 333-273029)
Prospectus

Ontrak, Inc.

Up to 51,622,216 Shares of Common Stock
Underlying Outstanding Warrants
We are offering up to 51,622,216 shares of our common stock issuable upon the exercise of outstanding warrants we issued on November 14, 2023 in a public offering pursuant to a prospectus dated November 10, 2023, which we refer to as the Public Offering Warrants.
The Public Offering Warrants have anti-dilution provisions, pursuant to which, simultaneously with any adjustment to the exercise price of the warrants on or prior to June 20, 2027, the number of shares of common stock issuable upon exercise thereof increases or decreases proportionally, such that the aggregate exercise price of the warrants, after taking into account the adjustment to their exercise price, will be equal to the aggregate exercise price before such adjustment. In accordance with such anti-dilution provisions, as a result of the decrease in the exercise price of the Public Offering Warrants from $0.85 to $0.3442 per share, the aggregate number of shares of common stock issuable upon exercise of the Public Offering Warrants increased from 21,000,000 to 51,622,216. See “Prospectus Summary—Recent Developments” and “Public Offering Warrants.”
Our common stock is listed on The Nasdaq Capital Market under the symbol “OTRK.” On April 30, 2024, the closing price of our common stock as reported on The Nasdaq Capital Market was $0.274 per share. We are not currently in compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market because the closing bid price for our common stock was less than $1.00 for the 30 consecutive business days prior to October 13, 2023 and through the date of this prospectus we have not regained compliance with the minimum bid price requirement. See “Prospectus Summary—Recent Developments” and the risk factor titled, “There can be no assurance that our common stock will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions,” in this prospectus.
We are a “smaller reporting company” as defined under federal securities law and we have elected to comply with certain reduced public company reporting requirements available to smaller reporting companies. See the section titled “Prospectus Summary — Implications of Being a Smaller Reporting Company.”
Investing in our securities involves risks. See “Risk Factors” beginning on page 10.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 2, 2024

ABOUT THIS PROSPECTUS
We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Incorporation of Documents by Reference.” You should carefully read this prospectus as well as additional information described under “Incorporation of Documents by Reference,” before deciding to invest in our securities.
We have not authorized anyone to provide you with additional information or information different from that contained in, or incorporated by reference into, this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. Our business, financial condition, results of operations and future prospects may have changed since that date.
The information incorporated by reference into or provided in this prospectus may contain estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained such industry and market data from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industry in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such assumptions, projections, and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies, and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.
For investors outside the United States (“U.S.”): We have not done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the U.S.
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. You should not place undue reliance on these forward-looking statements. All statements other than statements of historical fact in this prospectus are forward-looking statements. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. These forward-looking statements include, but are not limited to, statements concerning the following:
•    our ability to raise capital to fund our operations;
•    the proceeds of this offering;
•    the timing or success of obtaining regulatory licenses or approvals;
(i)

•    sufficiency of our working capital to fund our operations in the near and long term, which raises doubt about our ability to continue as a going concern;
•    infrastructure required to support operations in future periods, including the expected costs thereof;
•    estimates associated with revenue recognition, asset impairments, and cash flows;
•    variance in our estimates of future operating costs;
•    the effectiveness of our disclosure controls and our internal control over financial reporting;
•    the impact of new accounting pronouncements;
•    size and growth of our target markets; and
•    the initiation, timing, progress, and results of our research and development programs.

Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, without limitation:
•    We will need additional funding, and we cannot guarantee that we will find adequate sources of capital in the future.
•    We have incurred significant losses since our inception and may be unable to obtain additional funds before we achieve positive cash flows.
•    Our programs and solutions may not be as effective as we believe and may not achieve broad market acceptance and announcements of disappointing results may lead to declines in the market prices of our securities.
•    Our business currently depends upon a few large customers; during 2021, we lost two large customers, and in October 2023, a large customer provided a notice of its intent to cease using our services in February 2024, and any further loss would have a material adverse effect on us.
•    We have $3.5 million in principal amount of secured debt outstanding, $1.5 million of which is payable upon demand of the lender, and a default thereunder would have material adverse consequences to our financial condition, operating results, and business.
•    We may not be able to generate sufficient cash flow or raise adequate financing to grow or scale our business or to fund our operations.
•    Customers may not achieve the savings we expect are created by our programs and solutions, which could adversely impact our business.
•    Market acceptance of our programs and solutions depends in large part on the willingness of third party payors to cover them, which is beyond our control.
•    We may be unable to protect our intellectual property rights and we may be liable for infringing the intellectual property rights of others.
•    Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.
•    Our largest stockholder controls approximately 61% of our outstanding common stock and beneficially owns approximately 93% of our common stock, and may determine all matters presented for stockholder approval, including the election of directors, significant corporate transactions and our dissolution.
•    We are subject to ongoing litigation and may be subject to future litigation, any of which could result in substantial liabilities.
•    Our common stock may be delisted by Nasdaq.
•    The price of our common stock may be volatile.
(ii)

Forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of any forward-looking statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statement for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission (the “SEC”) as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

(iii)

PROSPECTUS SUMMARY
The following summary highlights selected information about us and this offering and does not contain all of the information that you should consider before investing in this offering. You should carefully read this entire prospectus and the documents incorporated by reference into this prospectus, especially the “Risk Factors,” as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the accompanying notes to those statements, incorporated by reference from our most recent Annual Report on Form 10-K and our other filings with the SEC before making an investment decision. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Ontrak” or “the Company” refer to Ontrak, Inc.
Company Overview
Ontrak was founded with a passion for engaging with and helping improve the health and save the lives of anyone impacted by behavioral health conditions through our Wholehealth+ solution. We are an artificial intelligence (“AI”)-powered and technology-enabled behavioral healthcare company, whose mission is to help improve the health and save the lives of as many people as possible. Our technology-enabled platform utilizes claim-based analytics and predictive modeling to provide analytic insights throughout the delivery of our personalized care program. Our program predicts people whose chronic disease will improve with behavior change, recommends effective care pathways that people are willing to follow, and engages and guides them to and through the care and treatment they need. By combining predictive analytics with human engagement, we deliver improved member health and validated outcomes and savings to healthcare payors.

Our integrated, technology-enabled solutions are designed to provide healthcare solutions to members with behavioral conditions that cause or exacerbate chronic medical conditions such as diabetes, hypertension, coronary artery disease, chronic obstructive pulmonary disease, and congestive heart failure, which result in high medical costs. Ontrak has a unique ability to engage these members, who may not otherwise seek behavioral healthcare, leveraging proprietary enrollment capabilities built on deep insights into the drivers of care avoidance. Ontrak integrates evidence-based psychosocial and medical interventions delivered either in-person or via telehealth, along with care coaches who address the social and environmental determinants of health. Our programs seek to improve member health and deliver validated cost savings to healthcare payors.
We operate as one segment in the United States and we contract with leading national and regional health plans and other at-risk payors to make our solutions available to eligible members.

Corporate Information
Ontrak was incorporated in the State of Delaware on September 29, 2003. Our principal executive offices are located at 333 S. E. 2nd Avenue, Suite 2000, Miami, FL 33131 and our telephone number is (310) 444-4300. Our website address is www.ontrakhealth.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our securities.
Implications of being a Smaller Reporting Company
We are a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). To the extent that we continue to qualify as a smaller reporting company, we may take advantage of accommodations afforded to smaller reporting companies including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act of 2002; (ii) scaled executive compensation disclosure requirements; and (iii) providing only two years of audited financial statements, instead of three years. We will qualify as a smaller reporting company: (i) until the fiscal year following the determination that the market value of our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or (ii) if our annual revenues are less than $100 million during the most recently completed fiscal year, until the fiscal year following the determination that the market value of our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter.
Recent Developments
Nasdaq Notices Regarding Our Common Stock
As previously reported, on October 13, 2023, we received a letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that we no longer meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) because the closing bid price for our common stock was less than $1.00 for the previous 30 consecutive business days. The letter had no immediate effect on the listing of our common stock on The Nasdaq Capital Market. Under Nasdaq listing rules, we had a 180-calendar day period, or until April 10, 2024, to regain compliance with the Minimum Bid Price Rule.
On April 11, 2024, we received a letter from the Staff notifying us that we had not regained compliance with the Minimum Bid Price Rule by April 10, 2024, and that we are not eligible for an additional 180-calendar day period within which to regain compliance because we did not meet the minimum stockholders’ equity requirement for initial listing on The Nasdaq Capital Market. The Staff determined that we did not meet the minimum stockholders’ equity requirement for initial listing on The Nasdaq Capital Market based on our public filings available as of April 11, 2024. Our annual report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on April 16, 2024, reports stockholders’ equity of approximately $14.3 million as of December 31, 2023, and, as of the date of this prospectus, our stockholders’ equity remains in excess of the minimum stockholders’ equity requirement for initial listing on The Nasdaq Capital Market, which is $5.0 million under the “equity standard” for The Nasdaq Capital Market.
Our common stock would have been scheduled for delisting from The Nasdaq Capital Market unless we requested a hearing to the Nasdaq Hearings Panel to appeal the Staff’s determination to delist our common stock. We requested such a hearing, which stayed the delisting of our common stock pending the decision of the Nasdaq Hearings Panel. At the hearing, we intend to present our views that we are eligible for an additional 180-calendar day period within which to regain compliance with the Minimum Bid Price Rule and our plans for regaining compliance, which would include, if necessary, implementing a reverse stock split of our common stock in sufficient time to evidence a closing bid price of our common stock of at least $1.00 per share for a minimum of ten consecutive business days prior to the expiration of such 180-day period.
There can be no assurance that we will be granted an additional 180-calendar day period within which to regain compliance, or, if such an extension period is granted, that we will be able to evidence compliance with the Minimum Bid Price Rule before the extension period expires. See also the risk factor titled, “There can be no assurance that our common stock will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions,” on page 10 of this prospectus.

Fifth Amendment to Keep Well Agreement and Letter Agreement
On October 31, 2023, the Company and Acuitas Capital LLC (“Acuitas Capital” and together with its affiliates, “Acuitas”) entered into a Fifth Amendment (the “Fifth Amendment”) to the Master Note Purchase Agreement dated April 15, 2022 (as amended through and including the Fifth Amendment, the “Existing Keep Well Agreement”), which, among other things, (1) reduced the minimum amount to be raised in an equity financing for such financing to constitute a “Qualified Financing” from $10.0 million to $8.0 million; (2) extended the deadline by when a Qualified Financing must be completed before the Company is required to withdraw the funds from the escrow account established under the Existing Keep Well Agreement (the “Escrow Account”) from October 31, 2023 to January 31, 2024; (3) provided that, if the Company completes a Qualified Financing, Acuitas will convert into shares of the Company’s common stock the aggregate principal amount of the senior secured convertible notes issued by the Company to Acuitas under the Existing Keep Well Agreement plus all accrued and unpaid interest thereon, minus (a) $7.0 million, minus (b) the principal amount of any senior secured convertible notes issued by the Company to Acuitas under the Existing Keep Well Agreement purchased with funds from the Escrow Account prior to the closing of the offering that constitutes the Qualified Financing, if any, in accordance with the terms (including the conversion price) of the Existing Keep Well Agreement and the senior secured convertible notes (the “Notes Conversion”); and (4) in connection with a Qualified Financing, the Company and Acuitas will consummate a private placement (the “Private Placement”) of $11.0 million of pre-funded warrants to purchase shares of the Company’s common stock (the “Private Placement Pre-Funded Warrants”) and warrants to purchase shares of the Company’s common stock (the “Private Placement Warrants”).
Under a letter agreement the Company entered into with Acuitas on November 9, 2023, the minimum amount to be raised in an equity financing for such financing to constitute a “Qualified Financing” was further reduced to $6.0 million.
Public Offering, Private Placement and Notes Conversion
On November 14, 2023, the Company completed its previously announced public offering (the “Public Offering”). In the Public Offering, the Company issued (a) 4,592,068 shares of its common stock and 9,184,136 warrants to purchase up to 9,184,136 shares of its common stock at a combined public offering price of $0.60 per share of common stock and accompanying warrants (the “Public Offering Price”), and (b) 5,907,932 pre-funded warrants to purchase up to 5,907,932 shares of its common stock (the “Public Offering Pre-Funded Warrants”) and 11,815,864 warrants to purchase up to 11,815,864 shares of its common stock at a combined public offering price of $0.5999 per Public Offering Pre-Funded Warrant and accompanying warrants, which represents the per share public offering price for the common stock and accompanying warrants less the $0.0001 per share exercise price for each Public Offering Pre-Funded Warrant. The warrants sold in the Public Offering accompanying the shares of common stock and the Public Offering Pre-Funded Warrants are the Public Offering Warrants to which this prospectus relates. The Company received gross proceeds of $6.3 million from the Public Offering.
When originally issued the Public Offering Warrants had an exercise price of $0.85 per share, subject to adjustment in accordance with their terms. The exercise price of the Public Offering Warrants is currently $0.3442 per share. For a description of certain terms of the Public Offering Warrants, see “Public Offering Warrants,” on page 13 of this prospectus.

Concurrent with the closing of the Public Offering, the Company closed the Private Placement and issued to Humanitario Capital LLC (“Humanitario”), an affiliate of Acuitas Capital, a Private Placement Pre-Funded Warrant to purchase up to 18,333,333 shares of the Company’s common stock at an exercise price of $0.0001 per share and a Private Placement Warrant to purchase up to 36,666,666 shares of the Company’s common stock (the Private Placement Pre-Funded Warrant and the Private Placement Warrant are together referred to as the “Private Placement Securities”) for total consideration of $11.0 million. The consideration for the Private Placement Securities purchased by Acuitas consisted of (a) the funds then held in the Escrow Account, and (b) a reduction of the aggregate amounts outstanding under the senior secured convertible notes issued by the Company to Acuitas under the Existing Keep Well Agreement (after giving effect to the Notes Conversion) to $2.0 million (the $2.0 million that remained outstanding is evidenced by a senior secured convertible promissory note that we refer to as the “Surviving Note”). The maturity date of the Surviving Note is May 14, 2026, subject to acceleration in accordance with its terms.

When originally issued the Private Placement Warrant had an exercise price of $0.85 per share, subject to adjustment in accordance with its terms. The exercise price of the Private Placement Warrant is currently $0.3442 per share.

In accordance with the Existing Keep Well Agreement, on November 14, 2023 and before the closing of the Public Offering and Private Placement, the Notes Conversion was completed. In connection with the Notes Conversion, $16.2 million of senior secured convertible notes issued by the Company to Acuitas under the Existing Keep Well Agreement were converted into 18,054,791 shares of the Company’s common stock and the Company issued to Acuitas a warrant to purchase up to 18,054,791 shares of the Company’s common stock with an exercise price of $0.90 per share (the “Conversion Warrant”), which was the conversion price of the senior secured convertible notes converted in the Notes Conversion.

Because the Public Offering Price was less than the conversion price at which the senior secured convertible notes were converted in the Notes Conversion, (1) the Company issued to Acuitas 9,027,395 additional shares of common stock, which when added to the shares of common stock issued in respect of the Notes Conversion, equaled the total number of shares of common stock that the Company would have issued in respect of the Notes Conversion if the senior secured convertible notes converted in the Notes Conversion were converted at a conversion price equal to the Public Offering Price; and (2) the exercise price of the Conversion Warrant was reduced to the Public Offering Price and the number of shares of common stock subject to the Conversion Warrant was increased to the number of shares of common stock that would have been subject to the Conversion Warrant if the senior secured convertible notes converted in the Notes Conversion were converted at a conversion price equal to the Public Offering Price.
Sixth Amendment to Existing Keep Well Agreement
On March 28, 2024, the Company and Acuitas Capital entered into an amendment (the “Sixth Amendment”) to the Existing Keep Well Agreement (as amended through and including the Sixth Amendment, the “Keep Well Agreement”).
Issuance of Demand Notes and Warrants. Under the Sixth Amendment, on April 5, 2024, the Company issued and sold to Acuitas, and Acuitas purchased from the Company, a senior secured convertible promissory note (a “Demand Note”), with a principal amount of $1.5 million (the “Initial Demand Note”). In Acuitas’ sole discretion, Acuitas may purchase from the Company, and the Company will issue and sell to Acuitas, up to an additional $13.5 million in principal amount of Demand Notes, at such time and in such principal amounts as specified in the Sixth Amendment. The amounts due under the Demand Notes are payable upon demand of the holder. Unless and until the effective date of the Stockholder Approval (as defined below) occurs (such effective date, the “Stockholder Approval Effective Date”), the Company will not issue any shares of its common stock in connection with the conversion of any Demand Note.
In connection with each Demand Note purchased by Acuitas from the Company (including the Initial Demand Note), the Company will issue to Acuitas (or an entity affiliated with Acuitas, as designated by Acuitas) a warrant (“Demand Warrant”), to purchase such number of shares of the Company’s common stock that results in 200% warrant coverage. Each Demand Warrant will have a term of five years and an initial exercise price equal to (a) in the case of the Demand Warrant issued in connection with the Initial Demand Note and in respect of the next $3.0 million of principal amount of Demand Notes purchased by Acuitas, the lesser of (i) $0.3442 (after giving effect to the reduction of the exercise price that occurred on April 5, 2024 described below) and (ii) the greater of (1) the consolidated closing bid price of the Company’s common stock as reported on Nasdaq or such other exchange on which the Company’s common stock is listed (the “Exchange”) immediately preceding the time the applicable Demand Note is deemed issued by the Company and (2) $0.12, and (b) in the case of the Demand Warrants issued in connection with any subsequent Demand Notes, the consolidated closing bid price of the Company’s common stock as reported on the Exchange immediately preceding the time the applicable Demand Note is deemed issued by the

Company, which initial exercise price will, in each case of clauses (a) and (b) above, be subject to further adjustment in accordance with the terms of the Demand Warrant and the Sixth Amendment.
The terms of the Demand Warrants will be substantially similar to the terms of the Public Offering Warrants. See “Public Offering Warrants,” on page 13 of this prospectus.
The Company will not issue any Demand Warrant unless and until the Stockholder Approval Effective Date occurs, and promptly as practicable following such date, the Company will issue each Demand Warrant that would have been issued through and including such date.
Replacement of Keep Well Warrants. Following the Stockholder Approval Effective Date, the Company will issue to each holder of each warrant to purchase shares of the Company’s common stock issued under the Existing Keep Well Agreement outstanding as of the Stockholder Approval Effective Date (any such warrant, a “Replaced Keep Well Warrant”), in exchange therefor, a warrant to purchase shares of the Company’s common stock (a “New Keep Well Warrant”) substantially in the form of the Demand Warrant, and each Replaced Keep Well Warrant will be deemed automatically cancelled. Each New Keep Well Warrant will (a) have the same issuance date as the Replaced Keep Well Warrant in respect of which it was issued, (b) a term of five years from the original issuance date of the Replaced Keep Well Warrant in respect of which it was issued, and (c) an initial exercise price equal to $0.3442 (after giving effect to the reduction of the exercise price that occurred on April 5, 2024 described below), which will be subject to further adjustment in accordance with its terms and the terms of the Sixth Amendment.
Surviving Note. Effective as of the Stockholder Approval Effective Date, the conversion price of the Surviving Note will become equal to the lesser of (i) $0.36, and (ii) the greater of (a) the consolidated closing bid price of the Company’s common stock as reported on the Exchange on the trading day that is immediately prior to the applicable conversion date of such note and (b) $0.12, which will be subject to further adjustment in accordance with its terms.
Stockholder Approval. The Company is required to seek stockholder approval (the “Stockholder Approval”) in accordance with Nasdaq’s rules of (a) the issuance of the (x) Demand Warrants, (y) the New Keep Well Warrants and (z) the Demand Notes, (b) the issuance of the shares of the Company’s common stock upon exercise or conversion, as applicable, of the Demand Warrants, the New Keep Well Warrants, and the Demand Notes, and (c) any other terms of the Sixth Amendment that require approval of the Company’s stockholders under the rules of the Nasdaq Stock Market.
On April 22, 2024, the Company obtained the Stockholder Approval by written consent or consents signed by the holders of outstanding shares of the Company’s common stock having not less than the minimum number of votes that would be necessary to authorize or take the applicable actions at a meeting at which all shares entitled to vote thereon were present and voted. On May 1, 2024, the Company filed with the SEC a preliminary information statement related to the Stockholder Approval, and will thereafter file a definitive information statement with the SEC related to the Stockholder Approval and mail the same to the Company’s stockholders in accordance with SEC rules. Under SEC rules, in the case of corporate actions taken by the consent of stockholders, the definitive information statement must be sent or given at least 20 calendar days prior to the earliest date on which the corporation actions approved by the consent of stockholders may be taken. Accordingly, the effectiveness of the stockholder approval of the corporate actions approved by the Stockholder Approval will be 20 calendar days after the date on which definitive information statement is first sent or given to the Company’s stockholders.

Waivers by Holders of Outstanding Warrants
Also on March 28, 2024, the Company and each holder of a Public Offering Warrant entered into a waiver and consent agreement (collectively, the “Public Offering Investor Waivers”), pursuant to which such holder agreed to waive, with respect to the transactions contemplated by the Sixth Amendment, certain limitations and prohibitions in the securities purchase agreement pursuant to which the Public Offering Warrants were issued that otherwise would have prohibited the Company from entering into the Sixth Amendment and consummating the transactions contemplated thereby.
In addition, pursuant to the Public Offering Investor Waivers, the holders of the Public Offering Warrants agreed to the following adjustments to the exercise price of the Public Offering Warrants then in effect (in lieu of the adjustments that would otherwise be made in accordance with the terms of the Public Offering Warrants) in connection with the Sixth Amendment and the transactions contemplated thereby: (i) the exercise price was reduced to $0.36 at the time the Company entered into the Sixth Amendment; (ii) if $0.36 was greater than the lowest volume weighted average price (“VWAP”) of the Company’s common stock on any trading day during the five trading day period immediately following the public announcement of the Company entering into the Sixth Amendment (the “Restricted Transaction Measuring Period”), then the exercise price would be further reduced to the lowest VWAP on any trading day during the Restricted Transaction Measuring Period; and (iii) if any senior secured promissory note issued under the Keep Well Agreement is converted into shares of the Company’s common stock at a conversion price less than the exercise price of the Public Offering Warrants then in effect, after giving effect to the preceding clauses (i) and (ii) and any adjustments pursuant to the terms of the Public Offering Warrant (other than Section 3(b) thereof), then the exercise price will be further reduced to such conversion price at such time of such conversion.
Also on March 28, 2024, the Company and Humanitario entered into a waiver and agreement (the “Private Placement Investor Waiver” and together with the Public Offering Investors Waivers, the “Investor Waivers”) pursuant to which, among other things, Humanitario agreed to the adjustments to the exercise price of the Private Placement Warrant then in effect as described above for the Public Offering Warrants (in lieu of the adjustments that would otherwise be made in accordance with the terms of such warrant) in connection with the Sixth Amendment and the transactions contemplated thereby.
The lowest VWAP on any trading day during the Restricted Transaction Measuring Period was $0.3442. Accordingly, the exercise price of the Public Offering Warrants and of the Private Placement Warrant was reduced to, and currently is, $0.3442 per share, which is subject to further adjustment in accordance with the terms of the Investor Waivers and such warrants.
In addition, as a result of the reduction of the exercise price of the Public Offering Warrants and of the Private Placement Warrant to $0.3442 per share described above, the initial exercise price of (a) each Demand Warrant the Company issues and (b) each New Keep Well Warrant the Company issues, in each case, if and when issued, will be $0.3442 per share, which is subject to further adjustment in accordance with the Sixth Amendment and, as applicable, the Demand Warrant and New Keep Well Warrant.
Warrant Adjustment Provisions
In addition to customary adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock, the exercise price of the Public Offering Warrants, the Private Placement Warrant, the Demand Warrants and New Keep Well Warrants, and the number of shares of common stock issuable upon exercise thereof, are subject to adjustment upon the occurrence of specified potentially dilutive events. See “Public Offering Warrants” on page 13 of this prospectus. As a result of the reduction of the exercise price of the Public Offering Warrants and of the Private Placement Warrant from $0.85 to $0.3442 as described above, the aggregate number of shares of common stock issuable upon exercise of these warrants (without giving effect to the exercise of any of these warrants that occurred between their initial issuance date and the time the per share exercise price was reduced to $0.3442) increased from 57,666,666 to 142,407,513.

Customer Notifications, Reductions in Workforce and Restructuring Plans
On October 10, 2023, we were notified by a health plan customer of its intent not to continue using our services after February 2024. The customer advised us to cease enrollment of any new members from that customer immediately. The customer also informed us that the notification was related to the customer’s change in strategy and not reflective of the performance or value of our services. For the year ended December 31, 2023, we billed this customer approximately $4.3 million, representing 33.8% of our total revenue. As of the date we received this customer's notice, our outreach pool, which represents individuals insured by our health plan customers who have been identified through our advanced data analytics and predictive modeling with untreated behavioral health conditions that may be impacted through enrollment in the Ontrak program, decreased by 5,997 due to individuals insured by this customer. See the risk factor titled “A substantial percentage of our revenues are attributable to a few large customers, any or all of which may terminate our services at any time,” in Item 1A of Part I of our annual report on Form 10-K for the year ended December 31, 2023 (the “2023 10-K”).

Over the last two years, our management has approved multiple restructuring plans as part of management's continued cost saving measures in order to reduce our operating costs, optimize our business model and help align with our previously stated strategic initiatives. In furtherance of the restructuring plans:
•    In August 2022, approximately 34% of our employee positions were eliminated, which resulted in a reduction of annual compensation costs of approximately $7.7 million and in annual third party costs of approximately $3.0 million, and we incurred approximately $0.9 million of one-time termination related costs, including severance payments and benefits payable to the impacted employees.
•    In March 2023, approximately 19% of our employee positions were eliminated, which resulted in a reduction of annual compensation costs of approximately $2.7 million, and we incurred approximately $0.5 million of one-time termination related costs, including severance payments and benefits payable to the impacted employees.
•    In February 2024, approximately 21% of our employee positions were eliminated, which is expected to result in a reduction of annual compensation costs of approximately $2.0 million, and we incurred approximately $0.3 million of one-time termination related costs, including severance payments and benefits payable to the impacted employees. The headcount reductions were completed during March 2024.
9.50% Series A Cumulative Perpetual Preferred Stock
On November 20, 2023, The Nasdaq Stock Market removed our Series A Preferred Stock from listing and registration on The Nasdaq Stock Market due to non-compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5555(a)(1). Our Series A Preferred Stock currently trades in the over-the-counter OTC Markets system.
Under the terms of the certificate of designation establishing our Series A Preferred Stock, if dividends on our Series A Preferred have not been paid in an aggregate amount equal to the equivalent of at least six or more quarterly dividends (whether consecutive or not), the number of directors constituting our board of directors will be increased by two, and the holders of our Series A Preferred Stock, will have the right, voting separately as a single class, to fill such newly created directorships (and to fill any vacancies in the terms of such directorships). Dividends on our Series A Preferred Stock are payable every February 28, May 30, August 31, and November 30. We have not paid the dividends on our Series A Preferred Stock since February 2022 and the director election right described above commenced on August 31, 2023.

Reverse Stock Split
In July 2023, we filed a certificate of amendment to our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware implementing a 1-for-6 reverse stock split. Our common stock began trading on The Nasdaq Capital Market on a post-split basis at the open of trading on July 28, 2023. Unless otherwise noted, the share and per share information in this prospectus reflects such reverse stock split.
Insurance Recoveries
We are involved in various securities class actions and purported stockholder derivative complaints, and we have incurred legal costs related to the SEC/Department of Justice (the “DOJ”) investigation of our former Chief Executive Officer and Chairman of the Board of Directors, as described in Note 13 of the Notes to Consolidated Financial Statements in Part II, Item 8 of the 2023 10-K. We maintain a corporate liability insurance policy which provides coverage for legal defense costs. The terms of this insurance policy provide that the insurer will pay the third party directly on our behalf for such legal defense costs. Based on our analysis, our obligation as the primary obligor of the invoices for legal defense costs has not been transferred to the insurer and as such, we record these costs as an other receivable with a corresponding liability on our consolidated balance sheet. As of December 31, 2023, we submitted cumulative claims for legal defense costs totaling approximately $3.1 million, of which $2.7 million has been paid by the insurer to the third parties. We had $0.4 million of claims for legal defense costs recorded as other receivable included in “Prepaid expenses and other current assets” and $0.4 million as part of “Other accrued liabilities” on our consolidated balance sheet as of December 31, 2023.

THE OFFERING

Common stock offered by us	Up to 51,622,216 shares of common stock issuable upon the exercise of the Public Offering Warrants we issued pursuant to a prospectus dated November 10, 2023. See “Public Offering Warrants” on page 13 of this prospectus.

Common stock outstanding prior this offering(1)	47,967,342 shares

Common stock outstanding after this offering(1)	94,122,894 shares

Use of proceeds	Assuming the exercise of all the Public Offering Warrants and that the exercise price is paid in cash, we will receive proceeds of $17.9 million.

Risk factors	See “Risk Factors” on page 10 and other information incorporated by reference into this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

Nasdaq Capital Market symbol	Our common stock is listed under the symbol “OTRK.”
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(1) The number of shares of common stock outstanding after this offering is based on 47,967,342 shares of common stock outstanding as of April 22, 2024 (which includes 5,166,664 shares of common stock issued upon exercise of Public Offering Warrants through such date at $0.36 per share), assumes the exercise of all the Public Offering Warrants outstanding as of April 22, 2024 at an exercise price of $0.3442 per share and that the exercise price is paid in cash, and excludes:
•    570,201 shares of common stock reserved for future issuance under our equity incentive plans as of April 22, 2024;
•    1,809,304 shares of common stock issuable upon exercise of outstanding stock options as of April 22, 2024 at a weighted average exercise price of $3.48 per share;
•    116,984 shares of common stock issuable upon settlement of outstanding restricted stock units as of April 22, 2024;
•    10,310,536 shares of common stock issuable upon conversion of the principal and accrued interest on secured convertible promissory notes held by Acuitas outstanding as of April 22, 2024;
•    10,310,536 shares of common stock issuable exercise of warrants that would be issued to Acuitas upon conversion of outstanding promissory notes described above;
•    189,261,000 shares of common stock issuable upon exercise of outstanding warrants as of April 22, 2024, including 18,333,333 shares of common stock issuable upon the exercise of pre-funded warrants issued in a private placement to Acuitas on November 14, 2023 at an exercise price of $0.0001 per share; and
•    481,086 shares of common stock issuable upon exchange of all the outstanding shares of the Series A Preferred Stock as of April 22, 2024, assuming an exchange rate of 0.1276 shares of common stock per share of Series A Preferred Stock.
Except as otherwise indicated, all information in this prospectus reflects and assumes no issuance of the shares of common stock described in the list above.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors discussed below and under the heading “Risk Factors” in our most recent Annual Report on Form 10-K, as updated by our subsequent quarterly reports on Form 10-Q and other reports and documents that are incorporated by reference into this prospectus, before deciding whether to purchase any of our common stock in this offering. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business, prospects, financial condition, and/or operating results. The occurrence of any known or unknown risks might cause you to lose all or part of your investment in our securities.
Risks Related to this Offering and Our Common Stock
We have broad discretion in the use of the proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the proceeds from this offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply the proceeds from this offering in ways that ultimately increase the value of any investment in our common stock or enhance stockholder value. The failure by our management to apply the proceeds from this offering effectively could harm our business. Pending their use, we may invest the proceeds from this offering in marketable securities, short-term interest-bearing investment-grade securities, certificates of deposit or government securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, or continue our operations.
There can be no assurance that our common stock will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.
Our common stock is listed on The Nasdaq Capital Market under the symbol “OTRK.” The Nasdaq Capital Market requires that listed companies satisfy continued listing standards to maintain their listing.
On October 13, 2023, we received a letter from the Nasdaq Staff indicating that we no longer meet the Minimum Bid Price Rule because the closing bid price for our common stock was less than $1.00 for the previous 30 consecutive business days. The letter had no immediate effect on the listing of our common stock on The Nasdaq Capital Market. Under Nasdaq listing rules, we had a 180-calendar day period, or until April 10, 2024, to regain compliance with the Minimum Bid Price Rule.
On April 11, 2024, we received a letter from the Staff notifying us that we had not regained compliance with the Minimum Bid Price Rule by April 10, 2024, and that we are not eligible for an additional 180-calendar day period within which to regain compliance because we do not meet the minimum stockholders’ equity requirement for initial listing on The Nasdaq Capital Market. The letter also stated that, unless we requested an appeal by April 18, 2024, our common stock would be scheduled for delisting from The Nasdaq Capital Market and would be suspended at the opening of business on April 22, 2024, and a Form 25-NSE would be filed with the SEC, which would remove our common stock from listing and registration on The Nasdaq Stock Market.
The Staff made its determination based upon our most recent public filings as of April 11, 2024. However, as disclosed in our 2023 10-K, our stockholders’ equity as of December 31, 2023 was in excess of the minimum stockholders’ equity requirement for initial listing on The Nasdaq Capital Market. Accordingly, we believe we are eligible for an additional 180-calendar day period from April 10, 2024 within which to regain compliance with the

Minimum Bid Price Rule. We would regain compliance with the Minimum Bid Price Rule if our common stock has a minimum closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days during the additional 180-calendar day period, unless Nasdaq exercises its discretion to extend such 10-day period. We have notified Nasdaq that if necessary, we intend to cure the non-compliance with the Minimum Bid Price Rule during such additional 180-calendar day period by implementing a reverse stock split in sufficient time to evidence a closing bid price of our common stock of at least $1.00 per share for a minimum of ten consecutive business days prior to the expiration of such 180-day period.
We timely requested a hearing to the Nasdaq Hearings Panel (the “Panel”) to appeal the Staff’s determination to delist our common stock. That request stayed the delisting and suspension of our common stock pending the decision of the Panel. At the hearing, we intend to present our views concerning our eligibility for the additional 180-calendar day period to regain compliance with the Minimum Bid Price Rule and our plans for regaining compliance, which would include implementing a reverse stock split if necessary as described above. There can be no assurance that we will be granted an additional 180-calendar day period within which to regain compliance, or, if such an extension period is granted, that we will be able to evidence compliance with the Minimum Bid Price Rule before the extension period expires.
In addition to the specified criteria for continued listing, Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for continued listing on the Nasdaq. Nasdaq has exercised this discretionary authority in the past. As of the date of this prospectus, Acuitas is our largest stockholder and the aggregate principal amount we borrowed under the Keep Well Agreement, plus all accrued and unpaid interest thereon, was approximately $3.7 million. Mr. Peizer owns and controls Acuitas and, on March 1, 2023, the DOJ announced charges and the SEC filed a civil complaint against Mr. Peizer alleging unlawful insider trading in our stock. Nasdaq has requested certain information from us related to the charges against Mr. Peizer. We responded to those requests. No assurances can be given that Nasdaq will not exercise its discretionary public interest authority to delist our common stock due to public interest concerns related to Acuitas’ ownership of our common stock or its relationship to us under the Keep Well Agreement.
In connection with (a) the Public Offering and the Private Placement and the securities issuable in connection with the conversion of the senior secured convertible notes effected in the Notes Conversion and (b) the Sixth Amendment, we submitted listing of additional shares applications to Nasdaq in accordance with Nasdaq listing rules. Current Staff practice is not to accept or reject listing of additional shares applications before the closing of a public or private offering. We believe that the issuances of securities in the Public Offering, in the Private Placement, in connection with the Notes Conversion and in connection with the Sixth Amendment are all compliant with Nasdaq listing rules. However, Nasdaq could assert that as a result of one or more of these securities issuances, we are not in compliance with Nasdaq listing rules. For example, Nasdaq could assert that the exercise price reset and share adjustment provisions in the Public Offering Warrants, in the Private Placement Warrant, in the Demand Warrants and/or the New Keep Well Warrants mandate a delisting determination unless such provisions are modified. Should that occur, we would need to obtain (1) with respect to the Public Offering Warrants, the consent of the holders of Public Offering Warrants representing at least a majority of the shares of common stock underlying the Public Offering Warrants then outstanding and each investor in the Public Offering who purchased at least $1.75 million of securities at the closing of the offering, and (2) with respect to the Private Placement Warrant, the Demand Warrants and the New Keep Well Warrants, the consent of Acuitas, for any modifications. The failure to obtain such consent(s) could result in the delisting of our common stock.
If our common stock is delisted by Nasdaq, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then we could face significant material adverse consequences, including: (a) less liquid trading market for our securities; (b) more limited market quotations for our securities; (c) determination that our common stock is a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; (d) more limited research coverage by stock analysts; (e) loss of reputation; and (f) more difficult and more expensive equity financings in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our common stock remains listed on Nasdaq, our common stock will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our securities were no longer listed on Nasdaq and therefore not “covered securities,” we would be subject to regulation in each state in which we offer our securities.
Acuitas Group Holdings, LLC owns approximately 61% of our outstanding common stock and beneficially owns approximately 93% of our outstanding common stock, and as a result of such ownership has the ability to substantially influence the election of directors and other matters submitted to stockholders.
As of April 22, 2024, 29,064,175 shares of our outstanding common stock were owned by, and 236,067,799 shares of our common stock were beneficially owned by, Acuitas Group Holdings, LLC, an entity indirectly wholly owned and controlled by Mr. Peizer, which represents the ownership of approximately 61% of our outstanding common stock and the beneficial ownership of approximately 93% of our common stock. The foregoing number of shares beneficially owned by Acuitas Group Holdings, LLC and the corresponding percentage assumes the conversion of $3.5 million of the outstanding senior secured convertible notes at a conversion price of $0.36 per share (with any accrued interest paid in cash) and includes 9,722,223 shares of common stock issuable upon exercise of warrants that would be issued upon conversion of such senior secured convertible notes. As a result, Acuitas has and is expected to continue to have the ability to significantly influence the election of our Board of Directors and the outcome of all other matters submitted to our stockholders. Acuitas’ interest may not always coincide with our interests or the interests of other stockholders, and Acuitas may act in a manner that advances its best interests and not necessarily those of other stockholders. One consequence to this substantial influence or control is that it may be difficult for investors to remove our management. It could also deter unsolicited takeovers, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.
Certain of our warrants contain price protection in the form of anti-dilution provisions that could harm trading in our common stock and make it difficult for us to obtain additional financing.
The Public Offering Warrants and the Private Placement Warrant have price-based anti-dilution provisions. Under these anti-dilution provisions, subject to certain limited exceptions, (a) the exercise price of these warrants will be reduced each time we issue or sell (or are deemed to issue or sell) any securities for a consideration per share less than a price equal to their exercise price in effect immediately prior to such issuance or sale (or deemed issuance or sale), (b) on May 14, 2026, the exercise price of these warrants will be reduced to the greater of (i) $0.1584 per share and (ii) the lesser of (x) the then exercise price and (y) the lowest volume weighted average price of our common stock on any trading day during the five trading day period immediately before May 14, 2026, (c) if at any time prior to June 20, 2027, we grant, issue or sell (or enter into any agreement to grant, issue or sell) any shares of common stock, non-convertible indebtedness and/or common stock equivalents to Acuitas that results in a reduction of the exercise price in accordance with the terms of these warrants, or we consummate (or enter into any agreement with respect to) any other financing with Acuitas and the exercise price of these warrants is greater than the lowest volume weighted average price of our common stock on any trading day during the five trading day period immediately following the public announcement of such transaction with Acuitas, then the exercise price of these warrants will be reduced to the lowest volume weighted average price on any trading day during such five trading day period, and (d) if we issue, sell or enter into any agreement to issue or sell securities at a price which varies or may vary with the market price of the shares of our common stock, the holders of these warrants will have the right to substitute such variable price for the exercise price of their then in effect. In addition, these anti-dilution provisions provide that if the exercise price of the warrants decrease, then the number of shares of our common stock issuable upon exercise thereof will proportionally increase. See “Public Offering Warrants—Warrant Adjustment Provisions,” below, for more information regarding these anti-dilution provisions. In addition, as described in “Prospectus Summary—Recent Developments—Sixth Amendment to Existing Keep Well Agreement” and “Prospectus Summary—Warrant Adjustment Provisions,” above, subject to stockholder approval, we will issue additional warrants to Acuitas that contain these anti-dilution provisions.
To the extent we trigger, or enter into any agreement or issue any security that would trigger, the anti-dilution provisions of these warrants, our stockholders may experience substantial dilution. For example, on March 28, 2024, in connection with entering into the Sixth Amendment, we obtained a waiver from each holder of these warrants, pursuant to which such holder agreed to specified adjustments to the exercise price of their respective warrant in lieu of the adjustments that would otherwise be made in accordance with the terms of their respective warrant. In accordance with such waivers, the per share exercise price of their respective warrant was reduced from $0.85 to $0.3442, subject to further adjustment in accordance with the terms of such waiver and their respective warrant, and the aggregate number of shares of common stock issuable upon exercise of these warrants (without giving effect to the exercise of any of these warrants that occurred between their initial issuance date and the time the per share exercise price was reduced to $0.3442) increased from 57,666,666 to 142,407,513. See “Prospectus Summary—Recent Developments—Waivers by Holders of Outstanding Warrants,” above, and “Public Offering Warrants,” below, for additional information regarding the waivers.
The overhang represented by these warrants, coupled with their anti-dilution provisions, may make it more difficult for us to raise additional capital, because of the possible substantial dilution to any new purchaser of our securities and the ability of holders of these warrants to enter into short sales of our stock. Any potential new purchaser of our securities may choose to value our common stock in such a manner that takes into account the number of shares of our common stock that would be outstanding immediately following the exercise of all these warrants.

PUBLIC OFFERING WARRANTS
Background
In the Public Offering we completed on November 14, 2023, we issued (a) 4,592,068 shares of common stock and 9,184,136 warrants to purchase up to 9,184,136 shares of our common stock at a combined public offering price of $0.60 per share of common stock and accompanying warrants and (b) 5,907,932 pre-funded warrants to purchase up to 5,907,932 shares of our common stock (the “Public Offering Pre-Funded Warrants”) and 11,815,864 warrants to purchase up to 11,815,864 shares of our common stock at a combined public offering price of $0.5999 per Public Offering Pre-Funded Warrant and accompanying warrants, which represents the per share public offering price for the common stock and accompanying warrants less the $0.0001 per share exercise price for each Public Offering Pre-Funded Warrant. The warrants sold in the Public Offering accompanying the shares of common stock and the Public Offering Pre-Funded Warrants are the Public Offering Warrants to which this prospectus relates.
When originally issued the Public Offering Warrants had an exercise price of $0.85 per share, subject to adjustment in accordance with their terms. As a result of a series of transactions described below, the exercise price of the Public Offering Warrants is currently $0.3442 per share.
On March 28, 2024, the Company and each holder of a Public Offering Warrant entered the Public Offering Investor Waivers, pursuant to which such holder agreed to waive, with respect to the transactions contemplated by the Sixth Amendment, certain limitations and prohibitions in the securities purchase agreement pursuant to which the Public Offering Warrants were issued that otherwise would have prohibited the Company from entering into the Sixth Amendment and consummating the transactions contemplated thereby. For information regarding the Sixth Amendment, see “Prospectus Summary—Recent Developments—Sixth Amendment to Existing Keep Well Agreement,” above.

In addition, pursuant to the Public Offering Investor Waivers, the holders of the Public Offering Warrants agreed to the following adjustments to the exercise price of the Public Offering Warrants then in effect (in lieu of the adjustments that would otherwise be made in accordance with the terms of the Public Offering Warrants) in connection with the Sixth Amendment and the transactions contemplated thereby: (i) the exercise price was reduced to $0.36 at the time the Company entered into the Sixth Amendment; (ii) if $0.36 was greater than the lowest VWAP of the Company’s common stock on any trading day during the five trading day period immediately following the public announcement of the Company entering into the Sixth Amendment (the “Restricted Transaction Measuring Period”), then the exercise price would be further reduced to the lowest VWAP on any trading day during the Restricted Transaction Measuring Period; and (iii) if any senior secured promissory note issued under the Keep Well Agreement is converted into shares of the Company’s common stock at a conversion price less than the exercise price of the Public Offering Warrants then in effect, after giving effect to the preceding clauses (i) and (ii) and any adjustments pursuant to the terms of the Public Offering Warrant (other than Section 3(b) thereof), then the exercise price will be further reduced to such conversion price at such time of such conversion.
The lowest VWAP on any trading day during the Restricted Transaction Measuring Period was $0.3442. Accordingly, the exercise price of the Public Offering Warrants was reduced to, and currently is, $0.3442 per share, which is subject to further adjustment in accordance with the terms of the Investor Waivers and the Public Offering Warrants.
As a result of the reduction of the exercise price of the Public Offering Warrants to $0.3442 as described above, the aggregate number of shares of common stock issuable upon exercise of these warrants increased to 51,622,216.
Warrant Adjustment Provisions
In addition to customary adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock, the exercise price of the Public Offering Warrants and the number of shares of common stock issuable upon exercise thereof are subject to adjustment upon the occurrence of the events described below.
•    Adjustment in May 2026. On May 14, 2026, the exercise price of the warrants will be reduced to the greater of (i) $0.1584 per share and (ii) the lesser of (x) the then exercise price and (y) the lowest volume weighted average price of our common stock on any trading day during the five trading day period immediately before May 14, 2026.
•    Alternative Exercise Price Following Certain Issuances. If we issue or sell, or enter into any agreement to issue or sell, any common stock, common stock equivalents, or rights, warrants or options to purchase shares of our capital stock or common stock equivalents that are issuable or convertible into or exchangeable or exercisable for shares of our common stock at a price which varies or may vary with the market price of our common stock (excluding customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events), the holder will have the right, in its sole discretion, to substitute the variable price for the exercise price of its warrants.
•    Adjustment for Stock Combination Events. In the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock (a “Stock Combination Event”), if the Event Market Price (as defined below) is less than the exercise price of the warrants then in effect (after giving effect to customary adjustments thereto as a result of the event), then on the 16th trading day immediately following the Stock Combination Event, the exercise price of the warrants will be reduced to the Event Market Price. “Event Market Price” means, with respect to any Stock Combination Event, the quotient determined by dividing (x) the sum of the volume weighted average price of our common stock for each of the five lowest trading days during the 20 consecutive trading day period ending and including the trading day immediately preceding the 16th trading day after the date of such Stock Combination Event, by (y) five.

•    Adjustment Upon Restricted Investor Subsequent Placement. If at any time prior to June 20, 2027, we (1) grant, issue or sell (or enter into any agreement to grant, issue or sell) any shares of common stock, non-convertible indebtedness and/or common stock equivalents to Acuitas that results in a reduction of the exercise price in accordance with the terms of the warrants, or (2) consummate (or enter into any agreement with respect to) any other financing with Acuitas (any transaction described in clause (1) or (2), other than certain exempt issuances, a “Restricted Transaction”) and the exercise price of the warrants is greater than the lowest volume weighted average price of our common stock on any trading day during the five trading day period immediately following the public announcement of such Restricted Transaction, then the exercise price of the warrants will be reduced to the lowest volume weighted average price on any trading day during such five trading day period.
•    Adjustment for Dilutive Issuances. If we issue (or enter into any agreement to issue or are deemed to have issued) any shares of our common stock or common stock equivalents, excluding certain exempt issuances, for a consideration per share less than the exercise price of the warrants in effect immediately prior to such issuance or deemed issuance, then the exercise price of the warrants will be reduced to an amount equal to the consideration per share at which the common stock or common stock equivalents were issued or deemed issued.
•    Adjustment to Number of Shares Issuable Upon Exercise. Simultaneously with any adjustment to the exercise price on or prior to June 20, 2027, the number of shares of common stock issuable upon exercise will be increased or decreased proportionally, such that the aggregate exercise price of the warrants, after taking into account the adjustment in the exercise price, will be equal to the aggregate exercise price before the adjustment in the exercise price.
In the event of a fundamental transaction, as described in the Public Offering Warrants and which generally includes any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, a holder of the Public Offering Warrants will be entitled to receive upon exercise thereof the kind and amount of securities, cash or other property that the holder would have received had it exercised the holder’s applicable warrant immediately prior to such fundamental transaction. Additionally, as more fully described in the Public Offering Warrants, in the event of certain fundamental transactions, the holder will be entitled to receive consideration in an amount equal to the Black Scholes Value (as defined in the warrants) of the warrants on the date of consummation of such transaction.
PLAN OF DISTRIBUTION
The shares of common stock underlying the Public Offering Warrants are being offered directly by the Company, without an underwriter, and the holders of the Public Offering Warrants may purchase the shares of common stock directly from the Company, by exercising such warrants.
USE OF PROCEEDS
Assuming the exercise of all the Public Offering Warrants and that the exercise price is paid in cash, we will receive proceeds of $17.9 million. There can be no assurance that all or any portion of the Public Offering Warrants will be exercised or, if exercised, that the exercise price therefor is paid in cash.
We will retain broad discretion over the use of the proceeds from this offering. We currently intend to use such proceeds for general corporate purposes, which may include working capital. Pending the use of proceeds, we plan to invest the proceeds in marketable securities, short-term interest-bearing investment-grade securities, certificates of deposit or government securities.

DESCRIPTION OF OUR COMMON STOCK
Our authorized capital stock consists of 550,000,000 shares, consisting of 500,000,000 shares of common stock, $0.0001 par value per share and 50,000,000 shares of preferred stock, $0.0001 par value per share.
As of April 22, 2024, there were 47,967,342 shares of common stock outstanding.
Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation, as amended, and amended and restated bylaws do not provide for cumulative voting rights.
Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.
The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding, including the Series A Preferred Stock, or that we may designate and issue in the future.
All of our outstanding shares of common stock are fully paid and nonassessable.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 22, 2024 for (a) each stockholder known by us to own beneficially more than 5% of our common stock (b) our named executive officers, (c) each of our directors, and (d) all of our current directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of April 22, 2024 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in the footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage of ownership is based on 47,967,342 shares of common stock outstanding on April 22, 2024.

			Total
		Shares	common
	Common	beneficially	stock	Percent
	stock	owned	beneficially	of
Name of beneficial owner (1)	owned	(2)	owned	class
5% or Greater Stockholder
Acuitas Group Holdings, LLC (3)	29,064,175	236,067,799	265,131,974	93.3%

Directors and Named Executive Officers:
Richard A. Berman	-	211,686	211,686	*
Michael E. Sherman	2,592	242,900	245,492	*
James M. Messina	-	176,100	176,100	*
Brandon H. LaVerne	7,349	58,293	65,642	*
Mary Louise Osborne	5,386	39,814	45,200	*
James J. Park	3,144	31,547	34,691	*
Terren S. Peizer (3)(4)	29,064,175	236,067,799	265,131,974	93.3%

All current directors and executive officers as a group (6 persons)	18,471	760,340	778,811	1.6%
__________________

*	Less than 1%.
(1)	Except as set forth below, the mailing address of all individuals listed is c/o Ontrak, Inc., 333 S. E. 2nd Avenue, Suite 2000, Miami, FL, 33131.
(2)	Numbers in this column represent shares of common stock that may be acquired within 60 days of the Measurement Date pursuant to the exercise or conversion of outstanding securities.
(3)	Acuitas Group Holdings, LLC (“Acuitas”) is a limited liability company 100% owned by Terren S. Peizer. Total common stock beneficially owned consists of: (i) 29,064,175 shares of common stock; (ii) an aggregate of 199,956,685 shares of common stock issuable upon exercise of outstanding warrants; (iii) an aggregate of 18,055,557 shares of common stock issuable upon conversion of senior secured convertible notes (assuming the conversion of the entire principal amounts thereof at a conversion price equal to $0.36 per share and all accrued and unpaid interest thereon is paid in cash), and (iv) 18,055,557 shares of common stock issuable upon exercise of a warrant that would be issued in connection with the conversion of all of the amounts owed under the notes referenced in clause (iii). The address for Acuitas and Mr. Peizer is 200 Dorado Beach Drive, #3831, Dorado, Puerto Rico, 00646.
(4)	Former Chairman of the Board and Chief Executive Officer.

LEGAL MATTERS
The validity of the issuance of the shares of common stock offered by us in this offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, San Diego, California.
EXPERTS
The consolidated balance sheets of Ontrak, Inc. and Subsidiaries as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years then ended, have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus or incorporated by reference into this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, of which this prospectus forms a part, please see the copy of the contract or document that has been filed. Each statement in this prospectus or incorporated by reference into this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from commercial document retrieval services and from the SEC’s website at http://www.sec.gov.
We maintain a website at www.ontrakhealth.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not part of, this prospectus.
INCORPORATION OF DOCUMENTS BY REFERENCE
This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than providing such information in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Information in documents that we file later with the SEC will automatically update and supersede the information that is either contained in, or incorporated by reference into, this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We incorporate by reference the documents listed below (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K ) that we have filed with the SEC (File No. 001-31932):

●	our annual report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 16, 2024;
●	our current reports on Form 8-K, filed with the SEC on each of March 28, 2024 and April 8, 2024; and
●
the description of our common stock set forth in the Registration Statement on Form 8-A12B filed on April 21, 2017, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits furnished with such reports related to such items, unless such current report expressly provides to the contrary, and other portions of documents that are furnished, but not filed, pursuant to applicable rules promulgated by the SEC) that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effective date of the registration statement of which this prospectus forms a part and prior to the termination of this offering, and such documents will become a part of this prospectus from the date that such documents are filed with the SEC.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the reports or documents incorporated by reference in this prospectus, including any exhibits specifically incorporated by reference in any such reports or documents, but not delivered with this prospectus. You should direct any requests for reports or documents to:

Ontrak, Inc.
333 S. E. 2nd Avenue, Suite 2000
Miami, FL 33131
Phone: (310) 444-4300
You also may access the reports and documents on our website at http://www.ontrakhealth.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the registration statement of which this prospectus forms a part, except as so modified or superseded.

Up to 51,622,216 Shares of Common Stock
Underlying Outstanding Warrants

Ontrak, Inc.

PROSPECTUS

May 2, 2024